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                                   EXHIBIT 12 - 1

                           FOSTER WHEELER CORPORATION

 STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND
        COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS
                                    ($000'S)
                                    UNAUDITED


                                                                                     Fiscal Year
                                             3 months     -----------------------------------------------------------------
                                               1997          1996          1995          1994          1993          1992
                                            ---------     ---------     ---------     ---------     ---------     ---------
Earnings:
--------
Net Earnings/(Loss)                         $  20,221     $  82,240     $  28,534     $  65,410     $  57,704     $ (45,755)
Taxes on Income                                13,140        44,626        41,129        41,457        39,114        22,321
Cumulative Effect of Change in
  Accounting Principle                                                                                               91,259
Total Fixed Charges                            20,256        74,002        60,920        45,412        43,371        46,365
Capitalized Interest                           (1,841)       (6,362)       (1,634)         (467)         (213)       (1,739)
Capitalized Interest Amortized                    632         2,528         2,273         2,189         2,180         2,111
Equity Earnings of non-consolidated
  associated companies accounted for
  by the equity method, net of Dividends         (350)       (1,474)       (1,578)         (623)         (883)          771
                                            ---------     ---------     ---------     ---------     ---------     ---------
                                            $  52,058     $ 195,560     $ 129,644     $ 153,378     $ 141,273     $ 115,333



Fixed Charges:
-------------
Interest Expense                            $  13,523     $  54,940     $  49,011     $  34,978     $  33,558     $  34,159
Capitalized Interest                            1,841         6,362         1,634           467           213         1,739
Imputed Interest on non-capitalized
  lease payments                                4,892        12,700        10,275         9,967         9,600        10,467
                                            ---------     ---------     ---------     ---------     ---------     ---------
                                            $  20,256     $  74,002     $  60,920     $  45,412     $  43,371     $  46,365


RATIO OF EARNINGS TO FIXED CHARGES               2.57          2.64          2.13          3.38          3.26          2.49



*There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.


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